Exhibit 16.1

April 3, 2023

The Board of Directors

EQUATOR Beverage Company

185 Hudson Street, Floor 25

Jersey City, NJ 07302

Effective April 3, 2023, Boyle CPA, LLC is resigning as the independent registered public accounting firm of EQUATOR Beverage Company. It has been a pleasure working with the Company and we wish the Company best regards moving forward.

Very truly yours,

331 Newman Springs Road
Building 1, 4th Floor, Suite 143	P (732) 784-1582
Red Bank, NJ 07701	F (732) 510-0665